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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (AMENDMENT NO. ) (1)


                               LABRANCHE & CO INC.
                              ---------------------
                                (Name of Issuer)

                                  COMMON STOCK
                         -----------------------------
                         (Title of Class of Securities)

                                  505447 10 2
                                 -------------
                                 (CUSIP Number)

                             Jeffrey M. Marks, Esq.
                           Fulbright & Jaworski L.L.P.
                                666 Fifth Avenue
                            New York, New York 10103
                                 (212) 318-3000
                            ------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 AUGUST 24, 1999
                                 ---------------
             (Date of Event which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. / /

         NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 9 Pages)

-----------

         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).


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----------------------------          -----------------------------------------
CUSIP NO. 505447 10 2           13D             PAGE 2 OF 9 PAGES
----------------------------          -----------------------------------------

-------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              George M.L. LaBranche, IV

-------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                       (a) / /
                                                                       (b) /X/

-------------------------------------------------------------------------------
   3     SEC USE ONLY



-------------------------------------------------------------------------------
   4     SOURCE OF FUNDS *

              OO  &  PF

-------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                              / /


-------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

              United States

-------------------------------------------------------------------------------
                               7     SOLE VOTING POWER
        NUMBER OF                         100
          SHARES              -------------------------------------------------
       BENEFICIALLY            8     SHARED VOTING POWER
         OWNED BY                         34,686,343
           EACH               -------------------------------------------------
        REPORTING              9     SOLE DISPOSITIVE POWER
          PERSON                          3,501,094
           WITH               -------------------------------------------------

                              10     SHARED DISPOSITIVE POWER
                                          0
-------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,501,094

-------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /X/



-------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              7.6%

-------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON *

              IN

-------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------          -----------------------------------------
CUSIP NO. 505447 10 2           13D             PAGE 3 OF 9 PAGES
----------------------------          -----------------------------------------


-------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              James G. Gallagher

-------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                        (a) / /
                                                                        (b) /X/

-------------------------------------------------------------------------------
   3     SEC USE ONLY



-------------------------------------------------------------------------------
   4     SOURCE OF FUNDS *

              OO

-------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                               / /


-------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

              United States

-------------------------------------------------------------------------------
                               7     SOLE VOTING POWER
        NUMBER OF                         0
          SHARES              -------------------------------------------------
       BENEFICIALLY            8     SHARED VOTING POWER
         OWNED BY                         34,686,343
           EACH               -------------------------------------------------
        REPORTING              9     SOLE DISPOSITIVE POWER
          PERSON                          2,287,100
           WITH               -------------------------------------------------

                              10     SHARED DISPOSITIVE POWER
                                          0
-------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,287,100

-------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
                                                                            /X/



-------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              5.0%

-------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON *

              IN

-------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------          -----------------------------------------
CUSIP NO. 505447 10 2           13D             PAGE 4 OF 9 PAGES
----------------------------          -----------------------------------------


-------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Alfred O. Hayward, Jr.

-------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                       (a) / /
                                                                       (b) /X/

-------------------------------------------------------------------------------
   3     SEC USE ONLY



-------------------------------------------------------------------------------
   4     SOURCE OF FUNDS *

              OO

-------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                              / /


-------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

              United States

-------------------------------------------------------------------------------
                               7     SOLE VOTING POWER
        NUMBER OF                         0
          SHARES              -------------------------------------------------
       BENEFICIALLY            8     SHARED VOTING POWER
         OWNED BY                         34,686,343
           EACH               -------------------------------------------------
        REPORTING              9     SOLE DISPOSITIVE POWER
          PERSON                          1,908,068
           WITH               -------------------------------------------------

                              10     SHARED DISPOSITIVE POWER
                                          0
-------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,908,068

-------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
                                                                           / /



-------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              4.2%

-------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON *

              IN

-------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------          -----------------------------------------
CUSIP NO. 505447 10 2           13D             PAGE 5 OF 9 PAGES
----------------------------          -----------------------------------------


ITEM 1.       SECURITY AND ISSUER.

              The title of the class of equity securities to which this statement relates is Common Stock, $.01 par value per share (the "Common Stock"), of LaBranche & Co Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at One Exchange Plaza, Twenty-Fifth Floor, New York, New York 10006.

ITEM 2.       IDENTITY AND BACKGROUND.

              (A) The names of the persons filing this statement are: George M.L. LaBranche, IV ("LaBranche"), James G. Gallagher ("Gallagher") and Alfred O. Hayward, Jr. ("Hayward"). Each of LaBranche, Gallagher and Hayward may hereinafter also be referred to as a "Reporting Person" and, collectively, as the "Reporting Persons."

              (B) The business address of each Reporting Person is LaBranche & Co Inc., One Exchange Plaza, Twenty-Fifth Floor, New York, New York 10006.

              (C) The principal occupation or employment of LaBranche is Chairman, Chief Executive Officer and President of the Company and a specialist for LaBranche & Co., a specialist firm and broker-dealer and a subsidiary of the Company, located at the same address as the Company. The principal occupation or employment of each of Gallagher and Hayward is a specialist for LaBranche & Co.

              (D) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

              (E) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

              (F) Each of the Reporting Persons is a citizen of the United States of America.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

              Each of the Reporting Persons acquired his shares of Common Stock (other than 100 shares acquired by LaBranche using $1,400 of his personal funds) in exchange for his membership interests in LaB Investing Co. L.L.C. pursuant to that certain Exchange Agreement, dated as of June 17 (the "Exchange Agreement"), by and among the Company, LaB Investing Co. L.L.C. and the former members named therein. A copy of the Exchange Agreement is attached hereto as
              Exhibit 1. Such membership interests were the only consideration used by the Reporting Persons to acquire their shares of Common Stock.

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----------------------------          -----------------------------------------
CUSIP NO. 505447 10 2           13D             PAGE 6 OF 9 PAGES
----------------------------          -----------------------------------------



              The descriptions of the Exchange Agreement contained in this
              Item 3 and Item 4 below are qualified in their entirety by reference to Exhibit 1 to this statement.

ITEM 4.       PURPOSE OF TRANSACTION.

              On August 24, 1999, the Company consummated the initial public offering of its Common Stock and its reorganization from partnership to corporate form. In connection with these transactions, each of the Reporting Persons acquired his shares of Common Stock in exchange for his membership interests in LaB Investing Co. L.L.C. pursuant to the Exchange Agreement. LaB Investing Co. L.L.C. is a subsidiary of the Company and the general partner of LaBranche & Co.

              Other than as described in this Item 4 and Item 6 below and except for acquisitions of the Company's securities pursuant to employee incentive or similar plans of the Company, none of the Reporting Persons has any present plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

              (A) LaBranche beneficially owns 3,501,094 shares of Common Stock, constituting approximately 7.6% of the outstanding shares of Common Stock.

              Gallagher beneficially owns 2,287,100 shares of Common Stock, constituting approximately 5.0% of the outstanding shares of Common Stock.

              Hayward beneficially owns 1,908,068 shares of Common Stock, constituting approximately 4.2% of the outstanding shares of Common Stock.

              The Reporting Persons beneficially own an aggregate of 7,696,262 shares of Common Stock, constituting approximately 16.8% of the outstanding shares of Common Stock. As a result of the stockholders' agreement described in Item 6 below, each of the Reporting Persons may be deemed to beneficially own an aggregate of 34,686,343 shares of Common Stock, constituting approximately 75.6% of the outstanding shares of Common Stock. Each of the Reporting Persons disclaims beneficial ownership of any and all shares of Common Stock held by any person or entity other than such Reporting Person.

              None of the shares of Common Stock reported in this Item 5 are shares as to which there is a right to acquire exercisable within 60 days. All percentage calculations are based upon 45,875,000 shares of Common Stock issued and outstanding as of August 24, 1999, as reported by the Company in its most recently available filing with the Securities and Exchange Commission.

              (B) LaBranche has the sole power to vote or direct the vote of 100 shares of Common Stock, the shared power to vote or direct the vote of an aggregate of 34,686,343 shares of Common Stock and the sole power to dispose or direct the disposition of an aggregate of 3,501,094 shares of Common Stock.

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----------------------------          -----------------------------------------
CUSIP NO. 505447 10 2           13D             PAGE 7 OF 9 PAGES
----------------------------          -----------------------------------------



              Gallagher has the shared power to vote or direct the vote of an aggregate of 34,686,343 shares of Common Stock and the sole power to dispose or direct the disposition of an aggregate of 2,287,100 shares of Common Stock.

              Hayward has the shared power to vote or direct the vote of an aggregate of 34,686,343 shares of Common Stock and the sole power to dispose or direct the disposition of an aggregate of 1,908,068 shares of Common Stock.

              As described in Item 6 below, each of the Reporting Persons shares with the other Reporting Persons the power to vote or direct the vote of such 34,686,343 shares of Common Stock. Information regarding each of the Reporting Persons for the purposes of this subparagraph (b) of this Item 5 is set forth in
              Item 2 above and expressly incorporated by reference herein.

              (C) On August 19, 1999, LaBranche acquired 100 shares of
              Common Stock at a purchase price of $14.00 per share, which transaction was effected on the New York Stock Exchange. On August 24, 1999, the Reporting Persons acquired beneficial ownership of an aggregate of 7,696,162 shares of Common Stock in exchange for their membership interests in LaB Investing Co. L.L.C. No other transactions were effected by any of the Reporting Persons during the past sixty (60) days.

              (D)  Inapplicable.

              (E)  Inapplicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

              Each of the Reporting Persons is a party to that certain Stockholders' Agreement, dated as of August 24, 1999 (the "Stockholders' Agreement"), by and among the Company and the stockholders named therein. A copy of the Stockholders' Agreement is attached hereto as Exhibit 2. Pursuant to the Stockholders' Agreement, each party thereto has agreed to vote or act by written consent with respect to such party's Covered Securities (as defined therein) as determined by a majority of the Reporting Persons.

              In addition, pursuant to the Stockholders' Agreement, each Exchanging Member (as defined therein), including the Reporting Persons, has agreed that, subject to applicable securities laws, such Exchanging Member may only Transfer (as defined therein):
              (i) up to 33 1/3% of such Exchanging Member's Covered Securities after the third anniversary of the consummation of the Company's initial public offering; (ii) up to an additional 33 1/3% of such Covered Securities after the fourth anniversary of the consummation of the Company's initial public offering; and (iii) all of such Covered Securities after the fifth anniversary of the consummation of the Company's initial public offering. Each Exchanging Member has further agreed to hold a specified minimum number of Covered Securities for so long as such Exchanging Member remains in the employ of the Company or its subsidiaries and to comply with transfer restrictions imposed by the underwriters of the Company's initial public offering. The Stockholders'

----------------------------          -----------------------------------------
CUSIP NO. 505447 10 2           13D             PAGE 8 OF 9 PAGES
----------------------------          -----------------------------------------



              Agreement also prohibits the parties thereto from engaging in certain activities relating to any securities of the Company with Restricted Persons (as defined therein).

              Each Reporting Person has pledged to the Company shares of Common Stock with an initial value equal to 100% of the liquidated damages obligations under such Reporting Person's noncompetition agreement with the Company. The forms of noncompetition agreement and pledge agreement are Exhibits 3 and 4 to this statement.

              The foregoing descriptions of the Stockholders' Agreement, noncompetition agreements and pledge agreements are qualified in their entirety by reference to Exhibits 2, 3 and 4 to this statement, respectively.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

              EXHIBIT 1  Exchange Agreement, dated as of June 17, 1999.


              EXHIBIT 2 Stockholders' Agreement, dated as of August 24, 1999 (including joint filing agreement).

              EXHIBIT 3  Form of Agreement Relating to Noncompetition and
                         Other Covenants (incorporated by reference to Exhibit 10.6 to the Company's Registration Statement of Form S-1, as amended (Registration No. 333-81079)).

              EXHIBIT 4 Form of Pledge Agreement (incorporated by reference to Exhibit 10.7 to the Company's Registration Statement of Form S-1, as amended (Registration
                         No. 333-81079)).

----------------------------          -----------------------------------------
CUSIP NO. 505447 10 2           13D             PAGE 9 OF 9 PAGES
----------------------------          -----------------------------------------


                            SIGNATURES

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                            /s/ George M.L. LaBranche, IV
                            ---------------------------------------------------
                            George M.L. LaBranche, IV



                            /s/ James G. Gallagher
                            ---------------------------------------------------
                            James G. Gallagher


                            /s/ Alfred O. Hayward, Jr.
                            ---------------------------------------------------
                            Alfred O. Hayward, Jr.